UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*†
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

Greenhaven
(Name of Issuer)

ETF
(Title of Class of Securities)

395258106
(CUSIP Number)

11/02/09
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†	This filing supercedes the SC 13G filing made earlier today. It is being transmitted to include the signature information on page 5. No other content has changed.

Cusip No. 395258106	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Foxhall Capital Management, Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,865
	6.	SHARED VOTING POWER NONE
	7.	SOLE DISPOSITIVE POWER 9,865
	8.	SHARED DISPOSITIVE POWER 1,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,165
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12.	TYPE OF REPORTING PERSON IA

Cusip No. 395258106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Greenhaven
Item 1(b).	Address of Issuer’s Principal Executive Offices:

1290 Broadway
Suite 1100
Denver, CO 80203

Item 2(a).	Name of Person Filing: Heather Leonard
Item 2(b).	Address of Principal Business Office or, if none, Residence:
1613 Duke St
Alexandria, VA 22314
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: ETF
Item 2(e).	CUSIP Number: 395258106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

(a)	Amount beneficially owned: 11,165

(b)	Percent of Class: 0.13%

Cusip No. 395258106	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 9,865

(ii)	shared power to vote or to direct the vote: NONE

(iii)	sole power to dispose or to direct the disposition of: 9,865

(iv)	shared power to dispose or to direct the disposition of: 1,300

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: NO

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: NONE

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Cusip No. 395258106	13G	Page 5 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 13, 2009
(Date)

/s/ Heather Leonard
(Signature)

Heather Leonard, Chief Financial Officer, Chief Compliance Officer
Name and Title